CV Therapeutics, Inc.

3172 Porter Drive

Palo Alto, California 94304

April 22, 2005

BY FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:   Jeffrey P. Riedler, Assistant Director

                   Gregory S. Belliston, Attorney-Advisor

Re:	CV Therapeutics, Inc.
Registration Statement on Form S-3 (File Number 333-118805)

Ladies and Gentlemen:

CV Therapeutics, Inc. hereby requests that the Securities and Exchange Commission take the appropriate action to make the Post-Effective Amendment No. 2 to the above-captioned Registration Statement on Form S-3 effective at 5:00 p.m., Washington, D.C. time, on April 25, 2005 or as soon thereafter as possible. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of such Registration Statement be sent to our counsel, Latham & Watkins LLP, Attention: James L. Morrone, by facsimile to (650) 463-2600.

Pursuant to the staff’s letter dated April 13, 2005, the Company acknowledges that the action of the Commission or staff declaring the Registration Statement effective does not: (i) foreclose the Commission from taking any action with respect to the filing; (ii) relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) enable the Company to assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please call James Morrone of Latham & Watkins at (650) 328-4600. Thank you in advance for your consideration.

Very truly yours,

CV Therapeutics, Inc.

/s/ Tricia Borga Suvari

By: Tricia Borga Suvari

Title: Vice President and General Counsel